FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of July 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: July 10, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus appoints Philippe Duranton as Group Human Resources EVP

Luxembourg, 10 July 2003 — Gemplus (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today announced that it has appointed Philippe Duranton as Group Human Resources EVP.

•	Philippe Duranton is responsible for Gemplus’ Human Resources teams and the company’s personnel development programmes worldwide. He is a member of Gemplus’ General Management Committee reporting to CEO Alex Mandl.

Duranton previously served as Human Resources EVP at Canal+ and Co-Managing Director, General Affairs, for the Television and Film Division of Vivendi Universal from 1998 to 2002.

Prior to joining Canal+, Duranton spent nine years (1989 — 1998) at Thales where he held numerous Human Resource management positions across the company’s divisions. Philippe Duranton holds a variety of academic distinctions including a D.E.S.S. diploma in Human Resource Management from the Institute of Administration for Business, Bordeaux, France, and a Maîtrise in History.

Philippe Duranton succeeds Didier Lachaud who was responsible for Human Resources management at Gemplus from 1997 to 2003.

About Gemplus

Gemplus (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s number one provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include mobile data services, inter-operable banking, identity, WLAN, m-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation. In 2002, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest). Gemplus was also awarded Frost & Sullivan’s 2002 Market Value Leadership Award for its exceptional performance.

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

©2003 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

For further information, contact:

Martin Crocker Gemplus Tel : + 33 4 42 36 30 46 Email : martin.crocker@gemplus.com	Vanessa Clarke Edelman Public Relations Tel : +44 (0) 20 7344 1349 Email : vanessa.clarke@edelman.com

Gemplus press release